Exhibit 99.2

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

Silvercorp Reports Intercept of 4.55 Metres Grading 2,196 Grams per Tonne Silver, 13.63% Lead and 1.38% Zinc at the LM Mine, Ying Mining District, Henan Province, China

VANCOUVER, British Columbia – August 20, 2012 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX:SVM) (NYSE:SVM) is pleased to report the results of its on-going underground diamond drilling program for the first six months of 2012 at the LM Mine and the LM Mine West (“LM West”), Ying Mining District, Henan Province, China. The 22,999 metre (“m”) drilling program has substantially extended the downdip and striking extensions of previously defined mineralization zones within some major vein structures. A number of blind parallel mineralized vein structures were discovered in association with major known veins. It is expected that these results will further expand the mineral resource as set out in the National Instrument (“NI”) 43-101 Technical Report dated May 1, 2012 for the Ying Mining District.

Drilling at LM Mine

At the LM mine area, the underground drilling program was conducted from underground tunnels on level 830m to test the downdip and striking extensions of major mineralized vein structures LM2, LM5 and LM6. A total of 5,024m in 15 holes was completed with two underground rigs and 375 core samples were collected in the first half of 2012. As of June 30, 2012 the Company received assay results for 13 holes drilled in 2012 as well as three holes drilled in December 2011. Of the 16 holes the Company received assay results for 12 holes intercepted high-grade silver-lead-zinc zones. Mineralization zones in the vein structures LM5 and LM6 have been obviously extended to their northeast strike direction and to the depth from the current production sections.

Drilling at LM West

At LM West, total drilling in the first half of 2012 was 17,974m in 41 completed core holes using six underground drill rigs and resulted in the collection of 1,973 core samples. The holes were designed to extend and expand the known mineralization zones previously defined in the major vein structures LM7, LM8, LM12, LM13 and LM17. By the end of June 2012, the Company received assay results for 33 holes drilled in the first half of 2012 and 10 holes which were drilled in December 2011. Of those assay results received, 35 of the 43 holes intercepted high-grade silver-lead-zinc zones while the remaining holes intercepted vein structures with weak mineralization or alteration. The high-grade mineralization zone in vein structure LM8 has been successfully traced for approximately 300m downdip to the 450m elevation. A high-grade copper-gold-silver zone with 4.65% copper (“Cu”), 3.34 grams per tonne (“g/t”) gold (“Au”) over 2.34m was intercepted in a single exploration hole, which may indicate exploration potential for copper and gold to the west of the current LM Mine West production area.

Table 1 below lists assay results for 47 holes that intercepted significant mineralization at the LM Mine and the LM Mine West. Highlights of selected intercepts are as follows:

LM Mine:

•	Hole ZKL5604 intercepted 1.21m of Vein LM5E grading at 545 g/t silver (“Ag”), 3.10% lead (“Pb”) and 0.53% zinc (“Zn”) at the 592m elevation;

•

Hole ZKX12802 intercepted 6.81m of Vein W6 grading 314 g/t Ag, 1.99% Pb and 0.40% Zn at the 784m elevation, including a 0.22m interval grading 1,087 g/t Ag, 16.39% Pb and 7.57% Zn and a 1.31m interval grading 959 g/t Ag, 4.29% Pb and 0.08% Zn;

•	Hole ZKL5405 intercepted 4.55m of LM2 grading 2,196 g/t Ag, 13.63% Pb and 1.38% Zn at the 724m elevation, including a 3.18m interval grading 3,091 g/t Ag, 17.00% Pb and 1.92% Zn;

•	Hole ZKL6005 intercepted 2.51m of Vein LM5W grading 754 g/t Ag, 5.56% Pb and 0.77% Zn at the 564m elevation, including a 0.38 interval grading 1,307 g/t Ag, 4.46% Pb and 0.51% Zn.

LM West:

•	Hole ZKX11121 intercepted 2.45m of Vein LM16 grading 408 g/t Ag, 3.64% Pb and 0.23% Zn at the 737m elevation;

•	Hole ZKX0605 intercepted 1.10m of Vein LM12 grading 1,485 g/t Ag, 1.83% Pb and 0.12% Zn at the 873m elevation;

•	Hole ZKX0803 intercepted 0.94m of Vein LM8 grading 538 g/t Ag, 0.95% Pb and 0.05% Zn at the 921m elevation;

•	Hole ZKX10804 intercepted 0.94m of Vein LM8 grading 1,371 g/t Ag, 0.91% Pb and 0.28% Zn at the 456m elevation, including a 0.54m interval grading 2,227 g/t Ag, 1.36% Pb and 0.45% Zn;

•	Hole ZKX11002 intercepted 1.18m of Vein LM8 grading 904 g/t Ag, 2.35% Pb and 0.86% Zn at the 650m elevation, including a 0.63m interval grading 1,642 g/t Ag, 4.30% Pb and 1.56% Zn;

•	Hole ZKX3601 intercepted a 3.45m of Vein LM16 grading 413g/t Ag, 5.16% Pb and 0.15% Zn at the 811m elevation, including a 1.02m interval grading 1,290 g/t Ag, 16.42% Pb and 0.43% Zn;

•	Hole ZKX0931 intercepted a 2.34m of a new copper-gold-silver zone grading 46 g/t Ag, 3.34 g/t Au and 4.65% Cu.

All intervals are reported as down-hole lengths and are not corrected to true widths for the mineralized intervals as drill holes typically cut mineralization at variable angles and geometries of mineralized zones remain speculative until further drilling is completed.

Table 1: Selected drill hole results from the LM Mine and the LM Mine West

Drill Hole	From (m)	To (m)	Interval	Elevation	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)	Mineralized Vein
LM Mine
ZKL5406	315.76	316.09	0.33	497	121	2.75	1.26	<0.10	0.03	LM5
	330.22	330.37	0.15	484	269	0.32	0.09	0.53	0.02	vein parallel to LM5
	360.73	360.95	0.22	455	865	1.27	0.30	3.43	0.06	vein parallel to LM5
ZKL5407	142.90	143.67	0.77	651	153	0.28	0.67	0.02	0.09	vein parallel to LM6W
	227.98	228.16	0.18	567	243	0.32	0.13	0.08	0.06	LM6W
	256.27	258.82	2.55	536	182	0.42	0.16	0.02	0.09	LM6
Including	257.72	257.87	0.15		1117	4.94	0.91	0.02	0.29	LM6
ZKL6401	347.46	347.86	0.40	732	104	0.76	0.30	0.02	0.02	LM5
ZKL6402	229.20	229.35	0.15	715	377	1.17	0.16	0.00	0.14	LM6
ZKL5604	296.95	298.16	1.21	592	545	3.10	0.53	0.04	0.25	LM5E
ZKL5605	121.69	122.32	0.63	695	168	3.19	3.93	0.01	0.01	vein parallel to LM6W
	188.95	189.25	0.30	641	116	1.49	0.98	0.08	0.02	vein parallel to LM6W
	192.99	193.54	0.55	638	221	1.06	0.87	0.01	0.08	LM6W
	223.11	223.43	0.32	614	47	4.17	0.30	0.00	0.01	LM6
ZKL6601	346.81	347.39	0.58	690	165	0.30	1.47	0.00	0.03	LM5
ZKL0803	293.65	294.17	0.52	577	364	0.00	0.01	0.00	0.02	vein parallel to LM1
ZKL0802	167.47	167.81	0.34	711	303	0.01	0.02	0.04	0.01	vein parallel to LM1
ZKL0104	152.15	152.59	0.44	687	13	5.34	0.53	0.05	0.01	LM2-2
	155.00	155.42	0.42	684	129	1.55	0.35	0.05	0.04	vein parallel to LM2-2
	242.35	242.55	0.20	602	1504	2.99	1.32	0.26	0.28	vein parallel to LM2-2

Drill Hole	From (m)	To (m)	Interval	Elevation	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)	Mineralized Vein
ZKL5405	58.89	60.12	1.23	743	381	8.18	0.29	0.07	0.04	LM2 Branch
Including	59.29	59.72	0.43		835	20.41	0.57	0.12	0.09	LM2 Branch
	77.91	82.46	4.55	724	2196	13.63	1.38	0.14	0.31	LM2
Including	79.04	82.22	3.18		3091	17.00	1.92	0.17	0.43
	111.13	111.53	0.40	700	186	1.27	0.13	0.05	0.02	LM2 Branch
ZKL6005	177.00	177.40	0.40	658	59	1.35	0.22	0.05	0.02	LM6E
	270.36	272.87	2.51	564	754	5.56	0.77	0.20	0.17	LM5W
Including	271.79	272.17	0.38		1307	4.46	0.51	0.15	0.29	LM5W
	414.25	414.62	0.37	425	151	0.59	0.81	0.27	0.02	LM5
	429.90	430.08	0.18	410	50	2.62	1.83	0.12	0.01	LM5E
LM Mine West
ZKX1331	106.09	106.65	0.56	880	41	8.56	0.33	0.69	0.04	new zone
	153.52	154.65	1.13		196	1.15	0.13	0.01	0.01	new zone
	304.37	307.06	2.69		19	5.36	0.02	0.02	0.00	W5
ZKX12803	17.35	43.99	2.29		147	0.09	0.09	0.01	0.08	new zone
ZKX3203	314.47	314.87	0.40	684	109	0.18	0.08	0.02	0.03	new zone
ZKX2201	102.26	102.43	0.17	908	209	0.14	0.07	0.02	0.12	new zone
ZKX11121	26.41	26.57	0.16	989	92	3.94	0.11	0.02	0.03	LM14
	419.56	422.01	2.45	737	408	3.64	0.23	0.09	0.67	LM16
ZKX1531	262.91	263.08	0.17	794	143	0.05	0.19	0.02	0.08	vein parallel to W5
	268.18	268.39	0.21	791	259	0.78	0.95	0.07	0.02	vein parallel to W5
ZKX0105	422.92	423.12	0.20	549	330	1.01	0.04	0.02	0.00	LM13
	541.40	542.67	1.27		341	0.15	0.03	0.10	0.16	LM12_2
	565.51	568.12	2.61	423	78	2.17	0.71	0.29	0.05	LM12_1
	569.55	570.85	1.30	421	109	0.15	0.04	0.06	0.01	LM12
ZKX12804	24.97	25.23	0.26	909	75	1.17	0.50	0.00	0.05	new zone
	248.37	249.47	1.10	685	64	1.41	0.06	0.00	0.02	vein parallel to W6
	261.65	265.11	3.46		63	1.63	0.07	0.01	0.03	vein parallel to W6
	325.03	325.88	0.85		184	0.16	0.01	0.00	0.02	vein parallel to W6
ZKX12601	92.77	93.72	0.95		117	0.24	0.07	0.01	0.01	W6
ZKX0905	191.55	192.06	0.51	743	312	1.57	0.18	0.03	0.58	LM10

Drill Hole	From (m)	To (m)	Interval	Elevation	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)	Mineralized Vein
ZKX11122	428.87	429.09	0.22	702	127	0.31	0.07	0.00	0.12	vein parallel to LM16
ZKX13001	149.13	149.42	0.29	853	249	1.03	0.08	0.00	0.04	W6E
	155.56	155.76	0.20	850	108	2.96	0.36	0.00	0.07	vein parallel to W6E
ZKX0106	169.27	169.50	0.23	758	530	1.17	0.87	0.01	0.03	new zone
ZKX3401	96.03	96.68	0.64	903	109	1.99	0.08	0.01	0.01	new zone
ZKX1323	490.58	490.93	0.35	527	240	0.81	1.82	0.02	0.02	vein parallel to LM7
	592.48	593.99	1.51	449	154	1.17	0.01	0.05	0.00	LM7
ZKX11123	366.92	367.27	0.35	706	153	0.27	0.05	0.00	0.03	vein parallel to LM16
ZKX0604	65.66	66.88	1.22	903	181	1.18	0.08	0.00	0.09	LM12
	191.90	192.92	1.02	847	61	2.32	0.02	0.00	0.04	LM7
ZKX1123	164.63	164.89	0.26	791	119	3.07	0.09	0.02	0.01	vein parallel to LM11
	571.80	572.95	1.15		24	3.90	0.05	0.06	0.13	LM7
ZKX0605	63.53	66.44	1.10	873	1485	1.83	0.12	0.03	0.48	LM12
Including	63.53	64.26	0.73		1882	1.83	0.13	0.01	0.62
	70.31	70.59	0.28	869	85	0.63	0.24	0.01	0.20	vein parallel to LM12
	163.52	164.09	0.57	786	101	0.41	0.02	0.00	0.02	vein parallel to LM7
ZKX0511	253.76	254.41	0.65	686	240	2.10	0.64	0.01	0.06	LM11
ZKX1723	386.08	387.36	1.28	571	2	3.51	0.02	0.00	0.00	LM12
	538.51	538.69	0.18	441	59	4.19	0.03	0.10	0.06	vein parallel to LM7
ZKX11124	453.84	454.05	0.21	662	128	1.06	0.12	0.00	0.08	vein parallel to LM16
ZKX0606	162.88	163.68	0.80	768	5	6.87	0.04	0.03	0.00	vein parallel to LM7

Drill Hole	From (m)	To (m)	Interval	Elevation	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)	Mineralized Vein
ZKX11321	373.86	374.36	0.50	815	155	0.81	0.26	0.00	0.01	vein parallel to LM16
	383.66	384.46	0.80	810	159	3.10	0.43	0.00	0.12	LM16
ZKX0803	58.80	59.74	0.94	921	538	0.95	0.05	0.00	0.11	LM12
	137.28	137.43	0.15	908	43	2.48	0.13	0.02	0.05	LM12E
ZKX10804	224.36	224.93	0.57	759	16	2.86	0.09	0.01	0.01	LM8_3
	544.47	545.41	0.94	456	1371	0.91	0.28	0.02	0.14	LM8
Including	544.87	545.41	0.54		2227	1.36	0.45	0.00	0.22	LM8
ZKX11001	40.43	41.42	0.99	945	17	2.46	0.10	0.00	0.00	vein parallel to LM8-3
	71.24	72.09	0.85	925	183	0.83	0.15	0.00	0.04	LM8_3
	140.01	140.71	0.70	879	242	0.61	0.11	0.01	0.02	LM8_2
ZKX11002	81.16	81.88	0.72	909	178	0.34	0.04	0.00	0.01	LM8_3
	149.31	149.92	0.61	855	110	2.24	3.12	0.03	0.01	LM8_2
	404.40	404.73	0.33	660	180	0.35	0.10	0.03	0.03	vein parallel to LM8
	417.12	418.30	1.18	650	904	2.35	0.86	0.19	0.12	LM8
Including	417.12	417.75	0.63		1642	4.30	1.56	0.36	0.22
ZKX11003	165.63	166.71	1.08	830	32	2.48	1.32	0.02	0.01	LM8_2
	208.23	208.68	0.45	795	32	5.39	0.50	0.00	0.01	vein parallel to LM8-2
	242.06	242.68	0.62	766	97	2.67	0.08	0.01	0.02	vein parallel to LM8-1
	356.82	357.42	0.60	668	464	0.34	0.04	0.01	0.03	LM8_1
	502.41	504.73	2.32	544	228	2.06	0.37	0.03	0.10	LM8
Including	503.90	504.73	0.83		517	2.32	0.19	0.07	0.24
ZKX0931	382.58	384.92	2.34	766	46	0.01	0.05	3.34	4.65	new zone
ZKX0005	86.11	86.39	0.27	843	31	3.59	0.27	0.05	0.02	LM25
ZKX12802	143.70	153.81	6.81		314	1.99	0.4	0.07	0.07	vein parallel to W6
Including	149.52	149.74	0.22		1087	16.39	7.57	0.05	0.68	W6W
	152.50	153.81	1.31		959	4.29	0.08	0.13	0.17	W6
	282.19	286.92	4.73	655	96	1.88	0.17	0.05	1.55	W6E1
ZKX3201	371.98	374.81	2.01		175	1.03	0.06	0.05	0.16	vein parallel to

Drill Hole	From (m)	To (m)	Interval	Elevation	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)	Mineralized Vein
										LM17
Including	374.25	374.62	0.37	639	874	3.32	0.17	0.05	0.77	LM17
ZKX1323	490.58	490.93	0.35	527	240	0.81	1.82	0.02	0.02	vein parallel to LM7
	592.48	593.99	1.51	449	154	1.17	0.01	0.05	0	LM7
ZKX3601	187.35	190.81	3.45	811	413	5.16	0.15	0.08	0.35	LM16
Including	189.19	190.21	1.02	811	1290	16.42	0.43	0.14	1.12	LM16
	214.74	214.89	0.15	789	640	2.34	1.68	0.1	0.02	vein parallel to LM17

Quality Control

Drill cores are in NQ size. Drill core samples, limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checking, and the other half core samples are shipped in security sealed bags to three labs: (1) the Analytical Lab of Henan Non-Ferrous Metals Geological and Exploitation Institute in Zhengzhou (Zhengzhou Nonferrous Lab); (2) the Henan Rock Minerals Testing Center in Zhengzhou (Henan Testing Center); and (3) the SGS lab in Tianjin. All labs are officially accredited labs in China. Adopted analytical methods in the three labs are as follows:

Zhengzhou Nonferrous Lab

The sample preparation consists of drying, crushing and splitting of a 250-gram subsample which is then pulverized to minus-200 mesh. Two-acid digestion and AAS finish are utilized on a 0.5-gram sample for silver, lead and zinc analysis. Titration is utilized as a modified process for higher grade materials.

Henan Testing Center

Sample is dried and crushed to minus 1mm and then split to a 200-300g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with AAS, and the other is digested with two-acids for analysis of silver, lead, zinc and copper.

SGS Lab

Sample is dried, crushed and split to a 250-gram subsample which is further pulverized to 85 per cent passing 200 mesh. Fire assay and AAS finish are utilized for gold assay. Four-acid digestion and ICP-AES finish are used in analyzing silver, lead, zinc and copper.

A routine quality assurance/quality control procedure is adopted at each lab to monitor the analytical quality at the lab. Certified reference materials (“CRM”), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains a comprehensive quality assurance and quality control program to ensure best practice in sample preparation and analysis of the drill core samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3% of the pulp samples to higher level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are timely reviewed and evaluated by project geologists.

Rujin Jiang, P. Geo., is the Qualified Person on the project as defined under NI 43-101. He has verified the information and has reviewed and approved the contents of this news release.

About Silvercorp

Silvercorp is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. Silvercorp recently acquired the XBG and XHP silver-gold-lead-zinc mines nearby the Ying Mining District in Henan Province, further consolidating the region. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently constructing the mill and related facilities in preparation for mining at the GC silver-lead-zinc project in Guangdong Province. In Canada, Silvercorp is preparing an application for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange (symbol: SVM) and Toronto Stock Exchange (symbol: SVM) and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Jonathan Hackshaw, Investor Relations Director , Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: investor@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2011 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.